Faegre Drinker Biddle & Reath LLP

One Logan Square, Suite 2000

Philadelphia, Pennsylvania 19103

www.faegredrinker.com

September 22, 2022

Via EDGAR Transmission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Michael A. Rosenberg and Ken Ellington

Re:	Constitution Capital Private Markets Fund, LLC
File No.: 811-23787

Dear Messrs. Rosenberg and Ellington:

This letter responds to the staff's disclosure and accounting comments provided via telephone in connection with your review of pre-effective amendment no. 1 to the registration statement (the “Registration Statement”) filed on Form N-2 under the Investment Company Act of 1940, as amended (the “1940 Act”) to register Constitution Capital Private Markets Fund, LLC (the “Fund”), a registered closed-end fund.

For your convenience, we have repeated each comment below, and the Fund’s responses follow your comments. Capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the Registration Statement, unless otherwise indicated.

DISCLOSURE COMMENTS

1.	The prospectus provides that “Under normal circumstances, the Fund intends to invest (which for this purpose includes unfunded capital commitments) of at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in Private Assets.” Rule 35d-1 under the 1940 Act provides that if a fund’s name suggests a type of investment, the fund must have a policy to invest “at least 80% of the value of its Assets in a particular type of investment . . . suggested by the Fund’s name[.]” Here the Fund’s 80% test would treat capital commitments the same as assets for purposes of the Fund’s 80% test. Please revise the Fund’s 80% policy to delete the reference to capital commitments, inasmuch as they would not be Fund assets invested in Private Assets.

Upon consideration of the Staff’s comment and subsequent discussions with the Staff, the Fund will change its name to “Constitution Capital Access Fund, LLC” in its definitive registration statement filed pursuant to Rule 424 to comply with the Staff’s position that under Rule 35d-1, unfunded capital commitments should not be included in the 80% policy of a fund with “Private Markets” in its name.

ACCOUNTING COMMENTS

2.	Please include examples demonstrating the operation of the incentive fee in the prospectus.

The following disclosure will be added to the Fund’s Registration Statement:

Incentive Fee Examples.

Example 1 illustrates the calculation of the Fund's net profits with respect to a Class of Shares and resulting Incentive Fee for a fiscal year. For illustrative purposes, assume (a) no Shares of such Class are tendered for repurchase throughout the hypothetical fiscal year; (b) no new Shares of such Class are issued during such fiscal year other than in connection with the reinvestment of dividends; (c) all dividends paid in respect of such Class during such fiscal year are reinvested in additional Shares of such Class; and (d) the balance in the Loss Recovery Account maintained for such Class at the beginning of the fiscal year equals $0.

Example 1
$100,000,000	Net asset value of the applicable Class on April 1st
$10,000,000	Realized or unrealized increase in the fair market value of the Fund's investments attributable to such Class from April 1st to March 31st
$(1,575,000)	Aggregate Investment Management Fees accrued during fiscal year in respect of such Class
$(750,000)	Aggregate operating expenses accrued during fiscal year in respect of such Class
$107,675,000

Net asset value of the applicable Class on March 31st prior to accrual of Incentive Fee (i.e., April 1st net asset value increased by investment profits and decreased by Investment Management Fees and operating expenses borne by the Fund and attributable to such Class)

$7,675,000	Net profits for fiscal year (i.e., the excess of March 31st net asset value of $107,675,000 over April 1st net asset value of $100,000,000)
$767,500	Incentive Fee payable to the Adviser in respect of such Class

Example 2 illustrates the increase in the balance of the Fund's Loss Recovery Account with respect to a Class of Shares at the end of a fiscal year in which the Fund experienced net losses. For illustrative purposes, assume (a) no Shares of such Class are tendered for repurchase throughout the hypothetical fiscal year; (b) no new Shares of such Class are issued during such fiscal year other than in connection with the reinvestment of dividends; (c) all dividends paid in respect of such Class during such fiscal year are reinvested in additional Shares of such Class; and (d) the balance in the Loss Recovery Account maintained with respect to such Class at the beginning of the fiscal year equals $0.

Example 2
$100,000,000	Net asset value of the applicable Class on April 1st
$(7,800,000)	Realized or unrealized decrease in the fair market value of the Fund's investments attributable to such Class from April 1st to March 31st
$(1,441,500)	Aggregate Investment Management Fees accrued during fiscal year in respect of such Class
$(758,500)	Aggregate operating expenses accrued during fiscal year in respect of such Class
$90,000,000

Net asset value of the applicable Class on March 31st (i.e., April 1st net asset value decreased by investment losses and further decreased by Investment Management Fees and operating expenses borne by the Fund and attributable to such Class)

$(10,000,000)	Net losses for fiscal year (i.e., the excess of April 1st net asset value of $100,000,000 over March 31st net asset value of $90,000,000)
$10,000,000	Loss Recovery Account balance as of March 31st, reflecting the addition of the Fund's net losses attributable to such Class for the fiscal year
$0	Incentive Fee payable to the Adviser in respect of such Class

Example 3 illustrates the adjustment to the Fund's Loss Recovery Account with respect to a Class of Shares at the end of a fiscal year in which the Fund has realized net profits. For illustrative purposes, assume (a) no Shares of such Class are tendered for repurchase throughout the hypothetical fiscal year; (b) no new Shares of such Class are issued during such fiscal year other than in connection with the reinvestment of dividends; (c) all dividends paid in respect of such Class during such fiscal year are reinvested in additional Shares of such Class; and (d) the balance in the Loss Recovery Account maintained with respect to such Class at the beginning of the fiscal year equals $10,000,000.

Example 3
$90,000,000	Net asset value of the applicable Class on April 1st
$10,000,000	Balance of the Loss Recovery Account with respect to such Class on April 1st
$11,150,000	Realized or unrealized increase in the fair market value of the Fund's investments attributable to such Class from April 1st to March 31st
$(1,443,625)	Aggregate Investment Management Fees accrued during fiscal year in respect of such Class
$(716,375)	Aggregate operating expenses accrued during fiscal year in respect of such Class
$99,000,000

Net asset value of the applicable Class on March 31st (i.e., April 1st net asset value increased by investment profits and decreased by Investment Management Fees and operating expenses borne by the Fund and attributable to such Class)

$9,000,000	Net profits for fiscal year (i.e., the excess of March 31st net asset value of $99,000,000 over April 1st net asset value of $90,000,000)
$1,000,000	Loss Recovery Account balance as of March 31st (i.e., reflecting the subtraction of net profits of $9,000,000 from the April 1st balance of $10,000,000)
$0	Incentive Fee payable to the Adviser in respect of such Class (no Incentive Fee is payable because the balance in the Loss Recovery Account is still positive)

Example 4 illustrates the effect of quarterly repurchases of the Fund's shares on the calculation of the Quarterly Payments. For illustrative purposes, assume (a) the Fund has a balance in the Loss Recovery Account with respect to a Class of Shares at the beginning of the relevant quarter of $1 million; (b) 5% of the Shares of such Class are repurchased in a repurchase offer (meaning that 5% of the Fund's assets attributable to such Class are paid out to tendering shareholders); and (c) the Fund has net profits attributable to such Class for such Fiscal Period (which is not the end of the Fund's fiscal year) of $10 million, then (a) as illustrated above, the balance in the Loss Recovery Account maintained with respect to such Class will be reduced from $1 million to zero; and (b) the Adviser will receive a Quarterly Payment of $45,000, based on the following:

Example 4
$10 million ($1 million)	Net profits for the Fiscal Period attributable to such Class Amount required to eliminate the balance in the Loss Recovery Account with respect to such Class
$9 million x 10%	Net profits for the Fiscal Period after the balance of the Loss Recovery Account is eliminated Amount of Incentive Fee rate
$900,000 x 5%	Incentive Fee Proportion of the Fund's assets attributable to such Class paid out to tendering shareholders
$45,000	Amount of Quarterly Payment paid to the Adviser

Example 5 illustrates the impact of maintaining a single Loss Recovery Account for each Class of Shares as a whole rather than separate loss recovery accounts for each individual shareholder of such Class. For illustrative purposes, assume (a) no Shares are tendered for repurchase throughout the hypothetical fiscal year; (b) no new Shares of such Class are issued during such fiscal year other than in connection with the reinvestment of dividends; (c) all dividends paid in respect of such Class during such fiscal year are reinvested in additional Shares of such Class; and (d) the balance in the Loss Recovery Account maintained with respect to such Class at the beginning of such fiscal year equals $0.

Example 5
$100 million	Net asset value of the applicable Class on April 1st ($10 per Share)
$120 million	Net asset value of the applicable Class on January 31st ($12 per Share). On February 1st, Shareholder X acquires Shares of such Class at $12 per Share.
$110 million	Net asset value of the applicable Class on March 31st prior to calculation of the Incentive Fee ($11 per Share)
$10 million	Net profits for the fiscal year ended March 31st attributable to such Class
x 10%	Amount of Incentive Fee rate
$1 million	Incentive Fee payable to the Adviser in respect of such Class ($0.10 per Share).
$109 million

Net asset value of the applicable Class on March 31st after deduction of the Incentive Fee ($10.90 per Share). Shareholder X bears a $0.10 per Share Incentive Fee notwithstanding that the Shares for which Shareholder X subscribed on February 1st have lost value since the date of Shareholder X's initial investment.

For purposes of determining the Fund's net asset value attributable to any Class of Shares, the Incentive Fee will be calculated and accrued as an expense of the Fund attributable to such Class (as if the last day of each month is the end of the Fund's fiscal year).

3.	Please update the Predecessor Fund financial statements to include the disclosure required when net asset value is used as a practical expedient. For example, include the strategy of the underlying fund, a description of the redemption terms, etc. See ASC 820-10-50-6A.

The Registrant acknowledges the Staff’s comment and notes the following:

•	For those investments using NAV as a practical expedient, the Predecessor Fund has indicated within the footnote of its Schedule of Investments (page A-4 of the Registration statement), that the “Investment does not allow redemption or withdrawals except at discretion of its general partner, manager, or advisor”, which incorporates the description of redemption terms in accordance with ASC 820-10-50-6A.

•	The Fund includes enhanced disclosures in the prospectus of the Registration Statement that summarizes the terms of the investments and its investment strategies of the underlying funds in accordance with ASC 820-10-50-6A. (pages 14, 32-33)

The Predecessor Fund will not be updating its financial statements included in the Registration Statement. However, the Fund will make the requested changes in its future shareholder reports.

*           *           *

We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (215) 988-3307.

Sincerely,

/s/ Jillian L. Bosmann
Jillian L. Bosmann

cc:	Michael Spratt, Assistant Director
Michael Shaffer, Branch Chief